EXHIBIT 12
Ratio of Earnings to Fixed Charges

(In Thousands of Dollars)	2012		2011		2010		2009		2008
Fixed charges
Interest expensed and capitalized	$8,374		$12,972		$20,890		$25,939		$35,353

Preference dividends
Preferred dividend	1,232		1,650		1,650		1,513		0
Divided by 1 - tax rate	0.66		0.66		0.66		0.66		0.66
Preference dividend cost	1,867		2,500		2,500		2,292		0
Total fixed charges and preferred dividends	10,241		15,472		23,390		28,231		35,353

Less: Interest on deposits	(6,626)		(10,891)		(15,733)		(18,841)		(25,468)
Total fixed charges and preferred dividends excluding interest on deposits	$3,615		$4,581		$7,657		$9,390		$9,885

Earnings
Pre-tax income	$14,790		$7,457		$5,275		$3,735		$(343)
Add: Fixed charges and preferred dividends	10,241		15,472		23,390		28,231		35,353
Total earnings	25,031		22,929		28,665		31,966		35,010

Less: Interest on deposits	(6,626)		(10,891)		(15,733)		(18,841)		(25,468)
Total earnings less interest on deposits	$18,405		$12,038		$12,932		$13,125		$9,542

Ratio of earnings to fixed charges
Including interest on deposits	2.44	x	1.48	x	1.23	x	1.13	x	0.99	x
Excluding interest on deposits	5.09	x	2.63	x	1.69	x	1.40	x	0.97	x